Exhibit 12.01
Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Actual								Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Nine Months Ended	Twelve Months Ended	Year Ended	Nine Months Ended	Twelve Months Ended
	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	September 30, 2008	September 30, 2008	Dec 31, 2007	September 30, 2008	September 30, 2008

Earnings:
Pre-tax income	$175,604,686	$160,634,550	$182,280,019	$234,092,939	$234,861,907	$176,317,732	$196,128,047	$231,657,216	$166,352,185	$186,162,500

Add Fixed Charges	42,582,265	42,234,286	52,379,698	66,973,329	61,064,499	59,150,051	70,443,041	64,269,190	69,115,598	80,408,588

Subtotal	218,186,951	202,868,836	234,659,717	301,066,268	295,926,406	235,467,783	266,571,088	295,926,406	235,467,783	266,571,088

Subtract:
Allowance for borrowed funds used during construction	538,624	1,661,732	2,232,715	4,486,530	3,989,406	2,392,310	4,006,703	3,989,406	2,392,310	4,006,703

Total Earnings	217,648,327	201,207,104	232,427,002	296,579,738	291,937,000	233,075,473	262,564,385	291,937,000	233,075,473	262,564,385

Fixed Charges:
Interest on long-term debt	36,899,911	36,890,073	42,117,662	50,300,510	50,860,392	46,527,934	59,182,713	54,065,083	56,493,481	69,148,260
Interest on short-term debt and other interest charges	2,443,702	2,246,574	7,314,465	14,300,066	8,047,086	11,091,982	9,205,669	8,047,086	11,091,982	9,205,669
Calculated interest on leased property	3,238,652	3,097,639	2,947,571	2,372,753	2,157,021	1,530,135	2,054,659	2,157,021	1,530,135	2,054,659

Total Fixed Charges	$42,582,265	$42,234,286	$52,379,698	$66,973,329	$61,064,499	$59,150,051	$70,443,041	$64,269,190	$69,115,598	$80,408,588

Ratio of Earnings to Fixed Charges	5.11	4.76	4.44	4.43	4.78	3.94	3.73	4.54	3.37	3.27